News Release
TSX, AMEX Symbol: NG

NovaGold’s 2006 Galore Creek Drill Campaign Completed, Expands Deposits

December 14, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX/AMEX: NG) today reported highlights from the final drill results for the 2006 resource expansion and exploration drilling program at Galore Creek. Drill results from 2006 continue to expand mineralization laterally from the Central deposit. Additional mineralization was encountered down dip from the West Fork ore body. The program drilled over 36,208 meters in 67 holes and focused on completing final assessment of the Grace tailings disposal site and continued expansion and delineation of the Central and West Fork deposits.

Highlights

Updated resource estimate scheduled for the first quarter of 2007, once final assays are available
New drill results from expansion drilling in the Bountiful zone include:
-	GC06-0731 with 496.8 meters of 0.74% copper equivalent(1) (“CuEq”) grading 0.59% Cu, 0.20 grams per tonne (“g/t”) Au and 5.5 g/t Ag
-	GC06-0740 with 375.2 meters of 1.01% CuEq grading 0.79% Cu, 0.31 g/t Au and 7.3 g/t Ag
-	GC06-0741 with 276.3 meters of 1.03% CuEq grading 0.83% Cu, 0.25 g/t Au and 8.3 g/t Ag
-	GC06-0743 with 159.3 meters of 1.21% CuEq grading 0.93% Cu, 0.41 g/t Au and 7.6 g/t Ag
-	GC06-0746 with 398.7 meters of 0.88% CuEq grading 0.68% Cu, 0.27 g/t Au and 7.1 g/t Ag
-	GC06-0754 with 295.6 meters of 0.80% CuEq grading 0.61% Cu, 0.29 g/t Au and 4.3 g/t Ag
-	GC06-0761 with 356.1 meters of 0.92% CuEq grading 0.76% Cu, 0.19 g/t Au and 6.8 g/t Ag
New drill results from expansion drilling laterally to the west from the North Gold Lens of the Central deposit include:
-	GC06-0734 with 206.0 meters of 0.99% CuEq grading 0.45% Cu, 0.96 g/t Au and 4.2 g/t Ag
New drill results from expansion drilling down dip to the north from the West Fork deposit include:
-	GC06-0751 with 149.7 meters of 1.23% CuEq grading 0.86% Cu, 0.61 g/t Au and 5.4 g/t Ag

(1) All drill results reflect a 0.25% copper equivalent cut-off grade. Copper equivalent calculations use long-term average metals prices of US$1.25/lb of copper, US$450/oz of gold and US$7/oz of silver. These prices are based on the Feasibility Study for Galore Creek completed by Hatch Ltd. in October 2006. Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. True widths have not been determined for the above intercepts but are believed to be representative of actual mineralized thicknesses.

Galore Creek 2006 Drilling Complete

NovaGold reported initial drill results from the 2006 resource expansion and exploration drilling program on September 6th. The Galore Creek property is characterized as a large copper-gold-silver porphyry-related system consisting of a number of mineralized zones hosted within volcanic and sedimentary rocks. The 2006 Galore Creek drilling program wrapped up in late October, and was focused primarily on areas of potential expansion. An updated resource estimate is targeted for release in the first quarter of 2007.

Step-out drilling in the Bountiful zone, which lies below and to the south of the South Gold lens of the main Central deposit, has resulted in a significant lateral expansion to the known dimensions of the mineralized body. The drilling has defined the extent of the Bountiful zone as a tabular zone extending nearly 1,000 meters in the north-south direction and 700 meters in the east-west direction. Drilling indicates that typical widths of the Bountiful zone are greater than 200 meters on average and up to 500 meters, as seen in hole GC06-0731, which encountered 0.74% CuEq mineralization grading 0.59% Cu, 0.20 g/t Au and 5.5 g/t Ag over a 497-meter width. The mineralization is still open for extension in several directions, principally in the west and southeast directions.

Drilling from 2006 also indicates that the mineralized zones at the West Fork, North Gold Lens and Junction zones remain open to further expansion.

Figure 1 shows a plan map of the Galore Creek deposit areas with the reported drill holes circled and the location of the Cross section in Figure 2 identified. Additional drill holes not related to the Galore Creek resource estimate occur outside the map area. Figure 2 demonstrates in cross section drill holes GC06-0731 and GC06-0740, along with hole GC06-0721 reported on September 6, 2006. Drill hole GC06-0741 is another example of the thick, high-grade intercepts typical of the Bountiful holes drilled this year. GC06-0741 lies 250 meters south of GC06-0731 and 400 meters southwest of GC06-0740.

The 2006 resource expansion and exploration drill program and sampling protocol has been reviewed, verified and compiled by NovaGold’s geologic staff under the oversight of Scott Petsel, Senior Project Geologist for NovaGold and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”). A rigorous quality control and quality assurance protocol is used on the project, including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by Hatch Ltd.

Galore Creek Feasibility Study

A final Feasibility Study for the Galore Creek project, completed by Hatch Ltd. in October 2006, provided Proven and Probable Reserves for NovaGold and confirmed the economics and mine plan of the Galore Creek project. Based on the Feasibility Study, annual production is forecast to average more than 432 million pounds of copper and 400,000 ounces of gold equivalent (gold + silver: 341,000 ounces of gold and 4.0 million ounces of silver) for the first 5 years of production, with total cash costs of $0.38/lb of copper, net of precious metals credits or, in terms of gold, negative US$600/oz of gold, net of copper credits. The Feasibility Study estimates the project’s base case after-tax net present value at discount rates of 0% and 5% at US$1.7 billion and US$599 million, respectively, with a payback of capital costs in 4 years.

The Feasibility Study base case assumes long-term metals prices of US$1.50/lb of copper, US$525/oz of gold and US$8/oz of silver at a nominal 65,000 tonne-per-day mill throughput. When compared to the October 2005 Galore Creek Preliminary Economic Assessment, estimated production for copper and gold + silver increased by 16% and 19%, respectively. Average annual after-tax net cash flows increased from US$200 million per year to over US$400 million per year for the first 5 years of production at the assumed long-term metals prices for each base case.

The Feasibility Study estimates that the total capital cost to develop the Galore Creek project will be approximately US$1.8 billion between 2007 and 2010. The Study suggests approximately 20% of those costs would be incurred in 2007 and 2008 as part of the Phase I infrastructure construction, including the access road, tunnel and powerline. Based on analysis by its project finance advisors, NovaGold anticipates that more than half of the total capital amount would be financed through senior project loans, with the remainder to be contributed by NovaGold and a joint venture partner. NovaGold is currently in discussions with prospective partners and expects that a potential joint venture partner will purchase up to a 40% interest in the Galore Creek project and that this partner will fund, at a minimum, its proportionate share of equity financing requirements during construction. As such, NovaGold expects that up to approximately US$570 million over the 4-year construction period may be required to complete the construction of Galore Creek. This amount may be raised through the sale of an equity interest in the Galore Creek project to a new joint venture partner and other financing sources, which may include capital market transactions.

The Feasibility Study was completed by Hatch Ltd., an independent engineering services company, together with a number of specialized consultants, under the direction of Bruce Rustad, P.Eng., Director of P&CM/Project Manager for Hatch and an independent Qualified Person within the meaning of NI 43-101. More details can be found in NovaGold’s October 25, 2006 Feasibility Study news release.

About the Galore Creek Project

Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold-silver projects worldwide. As envisioned, the Galore Creek deposit would be developed as an open-pit mine at a 65,000 tonne-per-day processing rate over a minimum 20-year mine life.

In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan First Nation to support development of the Galore Creek project. The agreement supports the Tahltan Nation’s principles of environmental stewardship, economic sustainability and self-determination and ensures collaboration throughout the Environmental Assessment review and the permitting process. The Tahltan Central Council submitted their comments regarding NovaGold’s environmental assessment application to the British Columbia Environmental Assessment Office, including a letter of support from the Chair of the Tahltan Central Council stating that the Tahltan Nation supports NovaGold’s Galore Creek project and believes NovaGold provides the leadership, management and vision to make the Galore Creek project socially and environmentally sustainable.

NovaGold expects to receive the Environmental Assessment Certificate in the first quarter of 2007, with construction able to begin in the second quarter of 2007 upon receipt of final permits and a positive construction decision from NovaGold’s Board of Directors. A surface lease for the Grace property should follow after issuance of the Environmental Assessment Certificate.

NovaGold has an option to acquire 100% of the Galore Creek property from subsidiaries of Rio Tinto and Hudbay Mining. In addition, NovaGold has an option on the adjoining Copper Canyon property, under which the Company is earning up to an 80% interest from Copper Canyon Resources Ltd. NovaGold also has an option on the adjoining Grace property with Pioneer Metals Corporation (now over 90% owned by Barrick Gold), under which the Company is earning a 60% interest. The option agreement on the Grace property is the subject of litigation between NovaGold and Pioneer.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. In mid-2007 the Company expects to achieve production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; and NovaGold’s future production, operating and capital costs, operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation concerning Pioneer Metals Corporation and the Galore Creek property; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals for Galore Creek and other projects; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Resource Estimates

This press release and other information released by NovaGold uses the terms “reserves”, “proven reserves”, “probable reserves”, “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and any reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

North Junction
Junction
Central Zone
Middle Creek
Southwest
West Fork
Camp
6336500N
6336000N
6335500N
6335000N
6334500N
351000E
352000E
GC06-0734
GC06-0761
GC06-0746
GC06-0731
GC06-0740
GC06-0741
GC06-0743
GC06-0754
GC06-0751
Cross Section -
Figure 2
Legend
Drilled in 2006
Reported Drill holes

DDH Legend

- pre2006 DDH
- Completed

Scale 1:10,000

North America Datum 1983, Projection UTM Zone 9 (m)

NovaGold Resources Inc.
Galore Creek Project
Drill Status Map: Central Zone
December 2006